Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 333-0000) and related Prospectus of One Liberty Properties, Inc. for the registration of 750,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 14, 2007, with respect to the consolidated financial statements and schedule of One Liberty Properties, Inc., One Liberty Properties, Inc management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of One Liberty Properties, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young
Ernst & Young

New York, New York
May 31, 2007